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                           December 30, 2022

       Xuefeng Chen
       Chief Executive Officer
       Faraday Future Intelligent Electric Inc.
       18455 S. Figueroa Street
       Gardena, CA 90248

                                                        Re: Faraday Future
Intelligent Electric Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 23,
2022
                                                            File No. 333-268972

       Dear Xuefeng Chen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at (202) 551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Michael Heinz